EXHIBIT 99.1

Profound Medical Announces First Quarter 2020 Financial Results

TORONTO, May 07, 2020 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), the only company to provide customizable, incision-free therapies which combine real-time Magnetic Resonance Imaging (“MRI”), thermal ultrasound and closed-loop temperature feedback control for the radiation-free ablation of diseased tissue, today reported financial results for the first quarter ended March 31, 2020, and provided an update on its operations.

Recent Corporate Highlights

  On January 10, 2020, Profound announced its first-ever U.S. multi-site imaging center agreement for TULSA-PRO® with RadNet, Inc. (NASDAQ:RDNT), a national leader in providing high-quality, cost-effective, fixed-site outpatient diagnostic imaging services through a network of 340 owned and/or operated outpatient imaging centers.
  On January 10, 2020, Profound also announced that it had submitted its application for a Healthcare Common Procedure Coding System C-Code from the Centers for Medicare & Medicaid Services for the TULSA-PRO® procedure.
  On January 27, 2020, the Company closed an underwritten offering of common shares, including the full exercise of the over-allotment option, for gross proceeds of US$39,522,625.

  On February 4, 2020, Profound announced that it had retired its $12.5 million in principal amount loan with Canadian Imperial Bank of Commerce approximately 30 months ahead of schedule, thereby extinguishing all of its long-term debt.
  On March 4, 2020, Profound presented at Cowen and Company’s 40th Annual Health Care Conference.
  On March 18, 2020, Profound participated in a series of one-on-one virtual meetings with institutional investors in lieu of the in-person BTIG Annual Healthcare Conference originally scheduled to take place in Snowbird, UT.
  On April 3, 2020, Profound launched a TULSA procedure website, www.tulsaprocedure.com, as a resource for patients with prostate disease.

“During the first quarter of 2020, we made important progress on our U.S. TULSA-PRO® commercialization strategy by executing a multi-site imaging center agreement with RadNet, as well as supporting TULSA-PRO® installations at Vituro Health’s center in Sarasota, FL and the Busch Center in Alpharetta, GA, both of which are now treating patients,” said Arun Menawat, Profound’s CEO. “Importantly, patients can now find up-to-date information on where the TULSA Procedure is available, both within the U.S. and internationally, on our recently launched TULSA procedure website, which features an enhanced TULSA Center Locator Page and contact forms to reach out to each center directly. As a growing resource for prostate patients, the website will provide regular updates, blog posts and patient testimonials to provide every visitor with clear and accurate information.”

Summary First Quarter 2020 Results

All amounts, unless specified otherwise, are expressed in Canadian dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

For the first quarter ended March 31, 2020, the Company recorded revenue of $1,560,218, with $1,357,539 from the sale of product, $41,085 from lease of medical device revenue and $161,594 from installation and training services. First quarter 2020 revenue increased approximately 6% from $1,475,788 in the same three-month period a year ago.

The Company recorded a net loss for the three months ended March 31, 2020 of $3,607,693, or $0.25 per common share, compared to a net loss of $2,962,686 or $0.27 per common share, for the three months ended March 31, 2019. The increase in net loss was primarily attributed to an increase in research and development (“R&D”) expense of $161,471, an increase in general and administration (“G&A”) expenses of $1,539,114, an increase in selling and distribution expenses of $1,783,674 and a decrease in gross profits of $347,822. This was offset by a decrease in net finance costs of $3,241,009.

Expenditures for R&D for the three months ended March 31, 2020 were higher by $161,471 compared to the three months ended March 31, 2019. Materials, consulting fees and share based compensation increased by $173,407, $89,615, and $120,377, respectively. These increases were due to increased spending and testing for R&D projects and additional system applications, reimbursement of consultants and options awarded to employees. Offsetting these amounts were reductions in salaries and benefits, software and other expenses which decreased by $156,735, $38,947 and $30,624, respectively, resulting from decreased R&D personnel, lower software and hardware costs and an overall decrease in the general R&D expenditures.

G&A expenses for the three months ended March 31, 2020 increased by $1,539,114 compared to the three months ended March 31, 2019. Salaries and benefits, consulting fees, share based compensation, insurance, software and other expenses increased by $591,560, $230,059, $213,956, $409,517, $59,964 and $58,415, respectively, due to salary increases and bonuses awarded to management, increased costs associated with being Nasdaq listed, options vesting during the period, increased insurance costs associated with being Nasdaq listed, increased software costs for cybersecurity and overall increase in general costs. Depreciation expenses decreased by $20,781 due to certain assets being fully depreciated.

Liquidity and Outstanding Share Capital

As at March 31, 2020, the Company had cash of $61,900,725.

As at May 7, 2020, Profound had an unlimited number of authorized common shares with 16,082,577 common shares issued and outstanding.

For complete financial results, please see our filings at www.sedar.com and our website at www.profoundmedical.com.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today, May 7, 2020, at 4:30 pm ET during which time the results will be discussed.

Live Call:	1-877-407-9210 (Canada and the United States)
1-201-689-8049 (International)

Replay:	1-919-882-2331
Replay ID:	34270

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the company, including risks regarding the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. It is too soon to gauge the impacts of the current outbreak, given the many unknowns related to COVID-19 including the duration and severity of the outbreak. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which the Company operates, could continue to negatively impact stock markets, including the trading price of Profound’s Common Shares, could adversely impact the Company’s ability to raise capital, and could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	March 31, 2020 $	December 31, 2019 $

Assets

Current assets
Cash	61,900,725	19,222,195
Trade and other receivables	4,471,213	4,058,136
Investment tax credits receivable	240,000	240,000
Inventory	5,818,643	4,764,458
Prepaid expenses and deposits	1,062,788	1,335,620
Total current assets	73,493,369	29,620,409

Property and equipment	803,593	684,718
Intangible assets	2,840,409	3,128,820
Right-of-use assets	2,121,039	2,199,381
Goodwill	3,409,165	3,409,165

Total assets	82,667,575	39,042,493

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,848,789	3,933,114
Deferred revenue	739,327	654,763
Long-term debt	-	5,144,461
Provisions	141,071	134,956
Other liabilities	213,430	286,858
Derivative financial instrument	222,122	254,769
Lease liabilities	307,185	258,685
Income taxes payable	5,446	15,763
Total current liabilities	4,477,370	10,683,369

Long-term debt	-	6,719,924
Deferred revenue	940,458	829,784
Provisions	29,029	19,005
Lease liabilities	2,036,407	2,125,873

Total liabilities	7,483,264	20,377,955

Shareholders’ Equity

Share capital	193,917,357	130,266,880
Contributed surplus	15,872,210	19,580,338
Accumulated other comprehensive loss	67,929	(117,188)
Deficit	(134,673,185)	(131,065,492)

Total Shareholders’ Equity	75,184,311	18,664,538

Total Liabilities and Shareholders’ Equity	82,667,575	39,042,493

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $

Revenue
Products	1,357,539	1,347,781
Services	161,594	128,007
Lease of medical devices	41,085	-
	1,560,218	1,475,788
Cost of sales	965,608	533,356
Gross profit	594,610	942,432

Operating expenses (recovery)
Research and development	2,839,217	2,677,746
General and administrative	3,053,227	1,514,113
Selling and distribution	1,254,329	(529,345)
Total operating expenses	7,146,773	3,662,514

Operating Loss	6,552,163	2,720,082

Net finance (income)/costs	(3,068,205)	172,804

Loss before taxes	3,483,958	2,892,886

Income taxes	123,735	33,800

Net loss attributed to shareholders for the period	3,607,693	2,926,686

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax of $nil (2019 - $nil)	185,117	(46,389)

Net loss and comprehensive loss for the period	3,792,810	2,880,297

Loss per share
Basic and diluted loss per common share	0.25	0.27

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31, 2020 $	Three months ended March 31, 2019 $

Operating activities
Net loss for the period	(3,607,693)	(2,926,686)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	118,582	129,325
Amortization of intangible assets	288,411	282,110
Depreciation of right-of-use assets	101,173	102,224
Share-based compensation	611,124	72,638
Interest and accretion expense	665,315	342,012
Deferred revenue	195,238	438,306
Change in fair value of derivative financial instrument	(32,647)	57,471
Change in fair value of contingent consideration	14,624	(72,876)
Foreign exchange on cash	(3,290,028)	-
Changes in non-cash working capital balances
Trade and other receivables	(413,077)	(360,565)
Prepaid expenses and deposits	272,832	41,650
Inventory	(1,242,998)	217,613
Accounts payable and accrued liabilities	(961,929)	(347,454)
Provisions	16,139	(1,206,383)
Income taxes payable	(10,317)	12,573
Net cash flow used in operating activities	(7,275,251)	(3,218,042)

Financing activities
Issuance of common shares	52,098,723	-
Transaction costs paid	(4,152,072)	-
Payment of other liabilities	(88,052)	-
Payment of long-term debt and interest	(12,497,993)	(8,545)
Proceeds from share options exercised	1,480,555	(331,490)
Proceeds from warrants exercised	9,904,019	-
Payment of lease liabilities	(81,427)	(80,269)
Total cash from financing activities	46,663,753	(420,304)

Net change in cash during the period	39,388,502	(3,638,346)
Foreign exchange on cash	3,290,028	-
Cash – Beginning of period	19,222,195	30,687,183
Cash – End of period	61,900,725	27,048,837